DC

846617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02011018

NO ACT
P.E 11-9-01
0-18546

December 11, 2001

Janet T. Verneuille
Senior Vice President and Secretary
Bridge Bancorp, Inc.
Montauk Highway
P.O. Box 3005
Bridgehampton, New York 11932

Act	1934
Section	
Rule	14A-8
Public Availability	12/11/2001

Re: Bridge Bancorp, Inc.
Incoming letter dated November 9, 2001

Dear Ms. Verneuille:

This is in response to your letter dated November 9, 2001 concerning the shareholder proposal submitted to Bridge Bancorp, Inc. by Frederick J. Tedeschi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Frederick J. Tedeschi
2555 Youngs Avenue
Southhold, NY 11971

CRG/r

BRIDGE BANCORP, INC.

Montauk Highway • P.O. Box 3005 • Bridgehampton, New York 11932 • (516) 537-1000 • Fax (516) 537-1835

November 9, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Bridge Bancorp, Inc. - Omission of Shareholder Proposal

Ladies and Gentlemen:

Bridge Bancorp Inc., a New York corporation (the "Company"), is filing this letter under Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended. The Company is a one bank holding company with its sole subsidiary being The Bridgehampton National Bank (the "Bank") This letter seeks permission to omit a proposal (the "Proposal") from the Company's 2001 proxy materials for its 2001 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal was made by Frederick J. Tedeschi (the "Proponent") and received by the Company on October 11, 2001. A copy of the transmittal letter and the Proposal are annexed to this letter as Attachment A. In accordance with Rule 14a-8(d), six copies of these materials are enclosed.

The Proposal provides as follows:

> WHEREAS, discrimination by reason of age, sex, gender, color, religion or place of birth is abhorrent to the American ideals and the American way of life and,
>
> WHEREAS, every person should be desirous of eliminating any such discrimination and,
>
> WHEREAS, the Bridge Bancorp Inc. and the Bridgehampton National Bank in their by-laws have for many years prohibited any person who has reached the age of seventy (70) years from serving on the Board of Directors of those respective corporations and,
>
> WHEREAS, it is the movant's strong feeling that such a policy constitutes a discrimination against such persons of the age of seventy (70) years and therefore is discrimination against the aged,
>
> NOW, THEREFORE, be it resolved that both the Bridge Bancorp Inc. and the Bridgehampton National Bank repeal any and all such age restrictions whether it be in their by-laws and/or other rules of corporate conduct and any provision of the by-laws of Bridge

Bancorp Inc. and Bridgehampton National Bank that prohibits persons seventy (70) years of age or older from serving on their respective Boards of Directors be and the same is hereby repealed and declared null and void.

The Company believes it may exclude the Proposal from its 2001 proxy materials for the Annual Meeting under Rule 14a-8(i)(3) because the Proposal contains materially false and misleading statements, thereby violating Rule 14a-9, as more fully discussed below.

A. Background

The Proponent is an attorney over the age of 70 and a shareholder of the Company. Proponent has previously stated in communications with the Company that he has no interest "at this time" in seeking to become a member of the Board of Directors of the Company, or its sole subsidiary, the Bank. The Company takes Proponent at his word and is therefore not asserting grounds for exclusion of the Proposal based on Rules 14a-8(i)(4) (redress of a personal claim or grievance) or 14a-8(i)(8) (election for membership on the board).

Prior to Proponent's submission of the Proposal, he had communicated with the Office of the Comptroller of the Currency (the "OCC"), the federal banking regulator having jurisdiction over the Bank, by a letter dated March 21, 2001, which is annexed as Attachment B. The OCC was still processing a response to Proponent's March 21, 2001 letter, when Proponent, apparently as part of such process, confirmed in a telephone conversation in April, 2001 with the President of the Company and Bank, that the Company and Bank by-law provisions were still in effect. See April 5, 2001 letter from the OCC, which presumably bears Proponent's handwritten responses, annexed as Attachment C. While Proponent was still awaiting a response from the OCC, he sent the Bank a letter dated May 18, 2001 which is annexed as Attachment D.

By letter dated June 12, 2001, annexed as Attachment E, the OCC asked the Bank to respond to the Proponent's initial, March 21, 2001 letter (Attachment B as supplemented by Attachment C). In preparing to respond, the Company asked its outside legal counsel, Goetz & Mady-Grove, to evaluate Proponent's discrimination claims. Goetz & Mady-Grove by letter dated May 25, 2001, annexed as Attachment F, opined that since Directors were not employees they were not subject to federal and state anti-discrimination statutes. On the basis of outside counsel's opinion, the Bank responded to Proponent with a copy to the OCC, by letter dated June 19, 2001, annexed as Attachment G which was also faxed to the OCC with the telecopy transmittal sheet annexed as Attachment G-1. The Bank's response was that regulating the age of the Company's and Bank's Directors was not illegal discrimination under applicable law.

The OCC in turn responded to Proponent in a letter dated July 24, 2001 (annexed as Attachment H) in which it advised Proponent that his "discrimination" complaint was not covered under federal banking law and was therefore outside the OCC's jurisdiction. The OCC also wrote

Proponent another letter dated September 6, 2001 (annexed as Attachment I), which, although referring to an additional letter of Proponent dated August 21, 2001, was actually, according to OCC personnel, written to respond to Proponent's resubmitting his March 21, 2001 letter (Attachment B) to the OCC. The OCC's response in this additional letter reflects their perception that Proponent was seeking election to the Bank's board, as evidenced by the OCC's advice to Proponent, "As stated in their letter to you of June 19, 2001, the Bank's by-laws prohibit your application. Banks are private businesses and as such have a right to set their own policies and procedures. If you are not pleased with their policies (not subject to any federal banking laws or regulations), you should seek other institutions who may have the same restrictions."

Prior to transmittal of the Proposal, the Company also received a further letter from the Proponent dated September 24, 2001 annexed as Attachment J. The Company did not reply to this letter before it received the Proposal.

While the correspondence preceding submission of the Proposal speaks for itself, the Company has been consistent in maintaining its position that it was not engaged in any illegal discrimination against persons aged 70 or older since applicable federal and state anti-age discrimination laws did not apply to Directors because they were not employees. The Company also attempted to explain in its June 19, 2001 letter (attachment G) that it had a reasonable basis for imposing such age qualifications with respect to Directors by advising Proponent of New York State laws regulating the by-laws of state chartered savings banks, which required that such by-laws impose age restrictions on initial election (70) and continued service (75). New York Banking Law Section 246.

Proponent's response to the Company's communications can be characterized as acknowledging the Company's position, but still maintaining, without citation to support of any authority whatsoever other than his feeling, that the Bank was discriminating. Proponent continues to maintain his position without citing any legal authority.

B. <u>False and Misleading Statements</u>

The Company's by-law provision providing for maximum age qualification for election or reelection of Directors is not unusual. Additional qualifications for directors are permitted to be specified in the certificate of incorporation or by-laws of New York corporations such as the Company by New York Business Corporation Law Section 701. A study of 1187 companies of various types and sizes by the Investor Responsibility Research Center, Inc. disclosed that 37.5% of the Financial Companies had director retirement policies. Table 68, Board Practices/Board Pay 2001: The Structure and Compensation of Boards of Directors at S&P 1,500 Companies, Investor Responsibility Research Center, Inc., 2001 ("IRRC Study"). In further research of a larger group of companies, the IRRC surveyed 386 companies which had mandatory retirement ages for directors, with age 70 being the most common mandatory retirement age, as indicated in the annexed

Attachment K, a list of companies with director retirement policies as reported by the IRRC. Source, IRRC Data. The Company's view is that its by-law provision serves a beneficial corporate purpose in providing for the periodic re-invigoration of its Board of Directors with new blood on a regular basis. The Company submits that the Proponent's characterization of such a beneficial corporate practice as abhorrent discrimination is false and misleading.

The Proposal contains numerous misstatements and misleading implications that render it materially false and misleading. Rule 14a-8(i)(3) permits the Company to exclude the Proposal from its Proxy Materials if it is contrary to the Commission's proxy rules and regulations, "including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." In that connection, we point out that Note (b) to Rule 14a-9 provides the following examples of what may be false and misleading within the meaning of the Rule:

> "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct...without factual foundation."

Several of the Proponent's statements contained in the first, second and fourth "WHEREAS" clauses of the Proposal are false and misleading within the meaning of Rule 14a-9, for the following reasons. The statement contained in the first "WHEREAS" clause that "Discrimination by reason of age, sex, gender, color, religion or place of birth is abhorrent to the American ideals" and the statement contained in the second "WHEREAS" clause that "every person should be desirous of eliminating any such discrimination" are clearly intended to be supporting statements for the Proponent's resolution. The Proposal's recitation in these WHEREAS clauses of various forms of discrimination, in addition to the specific allegation of age discrimination, is misleading because it implies that the Company is discriminating on these grounds in addition to age when the Proposal's only assertion of discrimination against the Company is actually based solely only upon age. The utilization of the phrase "abhorrent to American ideals" is further misleading, especially since the reasonable regulation of the qualifications of Directors is an accepted practice of corporate America, authorized by statute (see, New York Business Corporation Law Section 701) and not an "abhorrent" practice. While in the fourth "WHEREAS" clause, Proponent states that it his "strong feeling" that the by-laws constitute discrimination, such a statement is the classic too little, too late in terms of qualifying the Proposal's earlier inflammatory illegal discrimination language.

The statement in the fourth "WHEREAS" clause [that the policy] is therefore "discrimination against the aged" is also false since the Company's by-law provisions as they impact Directors are not illegal and thus accusing the Company of such discrimination "makes charges concerning improper, illegal....conduct.....without factual foundation" within the meaning of Note (b) to Rule 14a-9.

By stating that every person should be desirous of eliminating any such discrimination,

Proponent misleadingly links or, alternatively obfuscates, the legally permissible and salutary intent of the Company in providing for periodic reinvigoration of its Board of Directors by retirement with impermissible discrimination based on "sex, gender, color, religion or place of birth".

Despite the Company's attempt to explain to the Proponent the basis for legally making age distinctions, the Proponent fails to make such distinction in the Proposal. While Proponent is entitled to remain misinformed, the Company believes that, in fairness, Staff should not permit unsupported and unfounded allegations of what many shareholders will view as illegal discrimination on the part of the Company to be included in the Company's own Proxy Materials.

C. Conclusion

In conclusion, the Company requests that the Staff confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2001 proxy materials for the Annual Meeting. If you do not concur with such exclusion, then, at a minimum, the Proposal should be substantially rewritten to eliminate the materially false or misleading statements included therein. By separate letter, the Proponent is being notified of the Company's intention to omit the Proposal from its proxy materials and is being provided with a copy of this letter. A copy of such notification letter is annexed as Attachment L.

Please call the undersigned at (631) 537-1000 ext. 245 if you should have any questions or need additional information.

Sincerely,

Janet T. Verneuille

Janet T. Verneuille, CPA
Senior Vice President
and Secretary

enclosures

ATTACHMENT A

FREDERICK J. TEDESCHI
Attorney at Law
2555 Youngs Avenue
Southold, NY 11971
631-765-3524
631-765-4172 (fax)
tedeschi@optonline.net

ADDRESS MAIL TO:
P.O. Box 321
Greenport, NY 11944

October 9, 2001

Mr. Thomas Tobin
President and CEO
Bridge Bancorp INC.
and Bridgehampton National Bank
2200 Montauk Highway, P.O. Box 3005
Bridgehampton, N. Y. 11932

Dear Mr. Tobin:

As the owner of 147,775 shares of Bridge Bancorp Inc. I enclose herewith a resolution which I request be included in the agenda for the next stockholders annual meeting.

Very truly yours,

Frederick J. Tedeschi

FJT/a
Enclosure

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

WHEREAS, discrimination by reason of age, sex, gender, color, religion or place of birth is abhorent to the American ideals and the American way of life and,

WHEREAS, every person should be desirous of eliminating any such discrimination and,

WHEREAS, the Bridge Bancorp Inc. and the Bridgehampton National Bank in their by-laws have for many years prohibited any person who has reached the age of seventy (70) years from serving on the Board of Directors of those respective corporations and,

WHEREAS, it is the movant's strong feeling that such a policy constitutes a discrimination against such persons of the age of seventy (70) years and therefore is discrimination against the aged,

NOW, THEREFORE, be it resolved that both the Bridge Bancorp Inc. and the Bridgehampton National Bank repeal any and all such age restrictions whether it be in their by-laws and/or other rules of corporate conduct and any provision of the by-laws of Bridge Bancorp Inc. and Bridgehampton National Bank that prohibits persons seventy (70) years of age or older from serving on their respective Boards of Directors be and the same is hereby repealed and declared null and void.

ATTACHMENT B

March 21, 2001

Office of the Comptroller of
the Currency
1114 Avenue of the Americas
Suite 3900
New York, New York 10036-7780

Gentlemen:

I am sending you this letter because of what I am informed is the policy of one of our national banks in this area. I have been informed that this bank has a policy that states no one who reaches the age of seventy (70) years can be a member of its board of directors and when you reach seventy (70) years of age you must resign from the board of directors.

Now, I am not a member of any bank's board of directors but I am a senior citizen over seventy (70) years of age and fairly well active in business and believe I am still capable. By the way, I am not a candidate for such a position but am annoyed at such blatant discrimination against persons seventy (70) years or older. We seniors do possess a modicum of knowledge.

After all, many men seventy (70) years of age and older are presently serving on the boards of directors of many of our largest companies, as an example, Warren E. Buffet, age 70, serves on the board of Coca Cola as does Paul F. Oreffice, age 73, former chairman of the board of Dow Chemical Company. Both men are up for reelection to another term on the Coca Cola board of directors. There are also many others.

I write to inquire if such age discrimination is legal and if so why is it tolerated at national banks. Should not a change be made to eliminate such a condition.

Thank you for your attention and reply.

Very truly yours,

Frederick J. Tedeschi

Frederick J. Tedeschi
P.O. Box 321
Greenport, New York 11944

2594 Tedeschi

ATTACHMENT C

245994 Tedeschi

Comptroller of the Currency
Administrator of National Banks

April 5, 2001

Frederick Tedeschi
PO Box 321
Greenport NY 11944

Re: Case#: 245994

Dear Mr. Tedeschi :

We recently received your inquiry concerning a national bank. Upon review of the correspondence, we find we need the information checked below within 30 calendar days in order to thoroughly address your concern(s). Upon receipt, we will continue our review.

BRIDGEHAMPTON NATIONAL BANK

X Name of Bank — 2200 MONTAUK HIGHWA,

X **Branch Location** → P.O. BOX 3005 BRIDGEHAMPTON, NY. 119

_ Type of Service

_ Account Number

_ A More Detailed Explanation of the Complaint

X Other BANK CORRESPONDENCE PERTAINING TO THIS MATTER

TELEPHONE CONVERSATION CONFIRMED POLICY VS ANYONE 70YRS OF AGE ON BOARD OF DIRE.

If we do not hear from you within 30 business days, we will assume you no longer require our assistance and close our file. Should you have any questions, please do not hesitate to contact me at the address below.

Sincerely,

Margaret Apperson

Margaret Apperson
Customer Assistance Specialist

Customer Assistance Group, 1301 McKinney Street, Suite 3710, Houston, Texas 77010
Phone: (800) 613-6743, FAX: (713) 336-4301

ATTACHMENT D

FREDERICK J. TEDESCHI
ATTORNEY AT LAW
2555 YOUNGS AVENUE
SOUTHOLD, NEW YORK 11971
TELEPHONE 631-765-3524
FAX 631-765-4172

ADDRESS MAIL TO:
P.O. BOX 321
GREENPORT, N.Y. 11944

May 18, 2001

Mr. Thomas Tobin
President, C.E.O. and
Members of the Board of Directors
Bridge Bancorp. Inc.
2200 Montauk Highway
P.O. Box 3005
Bridgehampton, New York 11932

Dear Tom and Members of the Board of Directors:

As a shareholder I write in a constructive spirit concerning a by-law of the corporation which as you may remember has concerned me for a long time. You may recall that I wrote to you on February 3, 1996 and May 23, 1996 concerning same.

In a recent April, 2001 conversation with Mr. Tobin I was advised that you still had the by-law on the books prohibiting any person seventy years of age or more from being a member of your board of directors. Let me immediately state that I am not nor would I be a candidate for the board of directors at this time. First of all let me say that this rule is out of date and insulting to all of us who have been fortunate to achieve seventy years of age. By implication you are saying that when a person reaches three score and ten they are no longer capable to guide the policy of the bank.

Let me point out to you that such by-law is not only out of date but is age discriminatory. As you may be aware many men seventy years of age and older are presently serving on the boards of directors of many of our largest companies, to wit:

Warren Buffett, age 70, serves on the board of directors of Coca Cola Company;

Paul F. Oreffice, age 73, former chairman of the board of Dow Chemical Company, serves on the board of Coca Cola;

E. Virgil Conway, age 71, serves on the board of Consolidated Edison Cc

Bernard Marcus, age 71 serves on the board of Home Depot and is chairma of the board;

Raymond W. Terry, age 70, serves on the board of North Fork Bank and wa just reelected for three more years;

Joan Ganty Cooney, age 70, serves on the board of Metropolitan Life Insurance Co. and has just been elected for two more years;

Antonia S. Marotta, age 71, serves on the board of directors of United National Bancorp and has just been elected for two more years;

Robert M. McLane, age 71, serves on the board of directors of Greenpoint Financial Corp. (Greenpoint Savings Bank) and has just been reelected for three more years;

Edward C. Schmults, age 70, serves on the board of directors of Greenpoint Financial Corp. (Greenpoint Savings Bank) and has just been elected for three more years;

J. B. King, age 71, serves on the board of directors of Guidant Corporation and is up for reelection to another three year term;

Eugene L. Step, age 72, serves on the board of Guidant Corporation and is up for reelection to another three year term;

Donald J. Covey, age 72, serves on the board of directors of Puget Energy Inc.;

John W. Ellis, age 72, serves on the board of directors of Puget Energy Inc.;

Jackson H. Randolph, age 70, serves on the board of directors of Cinergy Corp. and has just been reelected to a two year term;

Herman E. Gallegas, age 70, serves on the board of directors of SBC Communications Inc. and has just been elected to another term;

Jesse T. Hay, age 70, serves on the board of directors of SBC Communications Inc. and has just been elected to another term;

Jordan L. Haines, age 73, serves on the board of directors of Qwest Communications Inc. and has just been elected to another term;

Charles H. Pistor, Jr., age 70, serves on the board of directors of Fortune Brands Inc. and has just been elected to a three year term;

Kenneth J. Bialkin, age 71, serves on the board of Directors of Citigroup and has just been elected to another term;

Minora Makihara, age 71, serves on the board of directors of IBM Corp. and has just been elected to another term;

William F. Sanders, age 72, serves on the board of directors of Tell Labs Inc. and has just been elected to another term;

Joan Gainy Cooney, age 71, serves on the board of directors of Johnson & Johnson and has just been elected to another term;

John S. Mayo, age 71, serves on the board of directors of Johnson & Johnson and has just been elected to another term.

Maxine F. Singer, age 70, serves on the board of directors of Johnson & Johnson and has just been elected to another term.

As you can see all of the above-named individuals now serving are of the age of 70 years and more and please note all of the companies listed are publicly traded either on the New York Stock Exchange, the American Stock Exchange, the Nasdaq or like Bridge Bancorp Inc. on the Bulletin Sheets. There are many more men and women over the age of 70 and some in their 80's who are serving.

Surely, all of the above corporations and there are many more are wise in using the wisdom of their seniors. It would not hurt Bridge Bancorp Inc. to come out of the age discrimination period and utilize the wisdom that is present in our seniors.

The time has come to make changes if you want to keep up with the real world and truly have a diversity of ideas and knowledge and benefit from time experiences.

I ask that you not take the request lightly since it is long past due and can only prove to be a benefit for the bank and its shareholders.

I would appreciate hearing shortly from the Board of Bridge Bancorp Inc. with your positions on this subject.

Very truly yours,

Frederick J. Tedeschi

FJT/a

ATTACHMENT E

Comptroller of the Currency
Administrator of National Banks

June 12, 2001

THE BRIDGEHAMPTON NATIONAL BANK
Attn: OFFICE OF THE PRESIDENT
P.O. BOX 3005
BRIDGEHAMPTON NY 11932-0000

Re: Frederick Tedeschi
Greenport NY
Case#: 245994

The consumer referenced above has submitted a complaint to the Customer Assistance Group of the Office of the Comptroller of the Currency (OCC) which involves your bank. Please make note of the case number listed above. You should reference this case number when inquiring about the case by phone or include this number on any correspondence you may provide to this office. A Customer Assistance Specialist will contact you if any additional information is needed. For your evaluation of this matter we are enclosing a copy of the complaint file.

Please evaluate this information and provide a response to your customer with a copy to this office within 10 days. If you believe it is in your bank's interest to respond directly to us, you may do that instead. Please include any attachments, enclosures or supporting documents which support your position on this matter in your response. We prefer a response by fax. The fax number for this office is referenced below. If the documents are too bulky to fax, you may mail the documents to the below referenced address. If you have questions you may contact me at the number below.

Sincerely,

Margaret Apperson
Margaret Apperson
Customer Assistance Specialist

Customer Assistance Group, 1301 McKinney Street, Suite 3710, Houston, Texas 77010
Phone: (800) 613-6743, FAX:(713) 336-4302

ATTACHMENT F

GOETZ & MADY-GROVE
ATTORNEYS AT LAW
100 JERICHO QUADRANGLE
SUITE 333
JERICHO, NEW YORK 11753

ERNEST A. GOETZ, JR.
THERESA MADY-GROVE
KENNETH A. HOFFMANN

(516) 935-7000
TELECOPIER (516) 935-9537
EMAIL egoetz@i-2000.com

May 25, 2001

Ms. Janet T. Verneuille
Senior Vice President/Comptroller
The Bridgehampton National Bank
2200 Montauk Highway
P.O. Box 3005
Bridgehampton, New York 11932

Dear Janet:

You have asked our advice regarding whether provisions of the Holding Company's and/or the Bank's by-laws imposing a mandatory retirement age of 70 years would be considered discriminatory under applicable law.

While provisions of law relating to the Bank as a national bank and the Holding Company as a registered bank holding company do not impose age restrictions other than a minimum age of 21, in the case of national bank directors, it is our view that the Bank and the Holding Company have the corporate power in addition to a reasonable basis to impose age restrictions in their respective by-laws. It should be noted parenthetically that, at least with respect to New York State chartered savings banks, the state legislature actually imposes age restrictions in terms of the regulation of savings bank by-laws. The by-law provisions of savings banks must prohibit initial election as a director/trustee of a person over 70 and continued service of a person as a director after age 75.

Our review of applicable federal and state law would indicate that directors, not being employees, are not subject to age discrimination statutes.

If you have any questions, please do not hesitate to call.

Very truly yours,

Ernest A. Goetz, Jr.

EAG, JR.:kaf

ATTACHMENT G

BRIDGEHAMPTON NATIONAL BANK
2200 Montauk Highway • P.O. Box 3005 • Bridgehampton, NY 11932 • (631) 537-1000 • Fax (631) 537-1835

THOMAS J. TOBIN
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

June 19, 2001

Frederick J. Tedeshi, Esq.
2555 Youngs Avenue
Southold, NY 11971

Dear Fred,

As always, it is good to hear from you, and we welcome the constructive comments of our shareholders. Your letter was placed on our agenda and discussed at our June 18, 2001 Board of Directors meeting. The following represents a summary of our discussion.

You have pointed out several talented individuals over the age of 70 who are currently serving on boards of successful companies. While we recognize the value that they bring to these boards, and their ongoing contributions, at Bridge Bancorp, Inc., we do continue to maintain the policy, set in our by-laws, which prohibits persons 70 years of age or older from serving on our board of directors. It is our view, and that of outside counsel, that it is both within our corporate power and more importantly, reasonable to impose age restrictions in our company's by-laws. Please note that the New York state legislature actually imposes age restrictions for New York State chartered savings banks through the regulation of savings bank by-laws. The by-law provisions of savings banks must prohibit the initial election as a director/trustee of a person over 70 and continued service of a person as a director after age 75. Further, applicable federal and state law would indicate that directors, not being employees, are not subject to age discrimination statutes.

Our responsibility to return value to our shareholders is paramount. Bridge Bancorp, Inc. performance ratios place us among top performing banks of our asset size nationwide. In fact, we are pleased to report that in June 2001, the Independent Community Bankers Association ranked The Bridgehampton National Bank 10th in ROE, among Subchapter C community banks with assets greater than $300 million, across the country. The importance of fresh and innovative ideas, and board members who are abreast and involved with the rapidly changing economy and dynamics of our industry serve our shareholders well, and enhance our ability to continue our performance trends. This is not to say that persons over 70 do not also have much to offer, but our formula has been working for us, and our policies ensure both stability and infusions of new perspectives.

Again, many thanks for your recommendation.

With best wishes,

Thomas J. Tobin
President and Chief Executive Officer

cc: Margaret Apperson, Customer Assistance Specialist, The Office of the Comptroller of the Currency

ATTACHMENT G-1

Bridgehampton National Bank
2200 Montauk Highway
Bridgehampton, NY 11932
(631) 537-1000

facsimile
TRANSMITTAL

To: Margaret Apperson, Customer Assistance Specialist
The Office of the Comptroller of the Currency

Fax: (713) 336-4302

From: Thomas J. Tobin, President and C.E.O.

Pages: 2, including this cover sheet.

Date: June 19, 2001

Re: Frederick TedeschI
Greenport, NY
Case #245994

Dear Ms. Apperson:

Outside counsel has advised us that there can be no age discrimination involved here since Directors are not employees.

If you have any questions, please feel free to call me.

From the desk of...
THOMAS J. TOBIN, PRESIDENT AND C.E.O.
Bridgehampton National Bank
2200 Montauk Highway
Bridgehampton, NY 11932
(631) 537-1000
Fax: (631) 537-1835

ATTACHMENT H

COPY

Comptroller of the Currency
Administrator of National Banks

July 24, 2001

Frederick Tedeschi
PO Box 321
Greenport NY 11944

Re: Case# 245994
THE BRIDGEHAMPTON NATIONAL BANK

Dear Mr. Tedeschi:

The Office of the Comptroller of the Currency is responding to your inquiry to the referenced bank. You stated that the bank has a policy not to allow any individual that are 70 years of age or older to serve as a member of the Board of Directors. We have evaluated your complaint and offer the following information regarding our decision.

We contacted the bank on your behalf, and the bank has addressed the issue raised in your inquiry. A copy of the bank's response is enclosed.

OCC's mission is to ensure a safe, sound and competitive national banking system that supports individuals, communities, and the economy. The OCC ensures that national banks manage their risks properly and comply with applicable laws and regulations. The OCC also ensures that national banks can compete with other financial service providers, offer products and services that meet the needs of bank customers.

The issue raised in your complaint is not covered under federal banking law, and is therefore outside our jurisdiction. If you wish to pursue this issue, we suggest you consult an attorney. We regret that we cannot help you.

Sincerely,

COPY

Deidra Chandler
Customer Assistance Specialist

Customer Assistance Group, 1301 McKinney Street, Suite 3710, Houston, Texas 77010
Phone: (800) 613-6743, FAX: (713) 336-4301

ATTACHMENT I

COPY

Comptroller of the Currency
Administrator of National Banks

September 6, 2001

Frederick Tedeschi
PO Box 321
Greenport, NY 11944

Re: Case# 245994-THE BRIDGEHAMPTON NATIONAL BANK

Dear Mr. Tedeschi:

You had again contacted the Comptroller of the Currency (OCC) in a letter dated August 23, 2001.

The OCC examines banks to ensure compliance with laws, regulations, and statutes that are applicable to nationally chartered banks. The customer assistance unit was established to protect the legal rights, and facilitate communication between national banks and their customers.

As stated in their letter to you of June 19, 2001, the bank's by-laws prohibit your application. Banks are private businesses and as such have a right to set their own policies and procedures. If you are not pleased with their policies (not subject to any federal banking laws or regulations), you should seek other institutions who may not have the same restrictions.

The bank adequately answered the issue raised in your original correspondence and we trust their response is acceptable. We are pleased to have assisted you.

Sincerely,

COPY

Mary K. Rooney
Customer Assistance Specialist

Customer Assistance Group, 1301 McKinney Street, Suite 3710, Houston, Texas 77010
Phone: (800) 613-6743, FAX: (713) 336-4301

ATTACHMENT J

FREDERICK J. TEDESCHI
Attorney at Law
2555 Youngs Avenue
Southold, NY 11971
631-765-3524
631-765-4172 (fax)
tedeschi@optonline.net

ADDRESS MAIL TO:
P.O. Box 321
Greenport, NY 11944

September 24, 2001

Mr. Thomas Tobin
President
Bridgehampton National Bank
2200 Montauk Highway
P.O. Box 3005
Bridgehampton, New York 11932

Dear Tom:

Thank you for your letter of June 19, 2001 and please accept my apology for the delay in responding due to my heavy schedule.

Regardless of your "view and that of outside counsel that it is both within our corporate power and more importantly, reasonable to impose age restrictions" on those individuals of the age of 70 years and older, the naked fact remains that it is pure discrimination against those individuals who have reached 70 years of age and is not reasonable. This is especially true in an age when our society has a multitude of laws which prohibit discrimination and public opinion supports anti-age discrimination laws.

You are wasting a vast array of wisdom and talent when you deny seniors the privilege of imparting their wisdom and acumen.

While it may be true that your responsibility is to return value to your shareholders, it probably is also true that you would be able to return greater value to your stockholders if you utilize the wisdom and acumen of all persons regardless of age.

You mention that "Bridgehampton National Bank ranks 10th in ROE among" etc. It is highly possible that if you had the wisdom and business acumen of persons 70 years and older that today you very well could be ranked first in ROE.

While it may be partially true that your "formula has been working well for us" it is also highly probable that if the bank expanded its horizons not only with respect to age restrictions but in other areas that your performance trends would be tremendously enhanced beyond such as they are at the present time.

ATTACHMENT J

Mr. Thomas Tobin

September 24, 2001

In your letter of June 19, 2001, you refer to the fact that the New York State legislature imposes age restrictions for New York State chartered savings banks. This is totally not applicable here since you are neither a savings bank nor state chartered. In fact, I have been advised that there are efforts being made to eliminate such antiquated provisions. It is quite a stretch for you to even mention it.

I write this letter in a constructive mode not solely because I am a senior citizen but because discrimination in any form whether it be against color, gender, religion or age should not in any manner be condoned by the Bridge Bancorp Inc., and the Bridgehamption National Bank. The fact that the bank is maintaining its present age policy indicates a discrimination against seniors, male or female who have attained the age of 70 years. No matter how you slice it or color it, the fact remains it is bare-faced discrimination.

It is my hope that you and the Board of Directors will exhibit open mindedness and be progressive and in tune and step with the times and eliminate the vestige of age discrimination. I will close with one further thought the origin of which I cannot claim but was stated to me by a colleague in his early forties who posed the question: Does Bridgehampton National Bank refuse to accept deposits if you are over seventy years of age?

I would respectfully ask that you request the Board of Directors to reconsider this matter and be in the forefront progressively. Surely, we must all realize that the matter will not die or go away.

Very truly yours,

Fred Tedeschi

Frederick J. Tedeschi

FJT/a

ATTACHMENT K

Company	Ticker	S&P index	Economic sector	Industry group	Revenue (mils)	Retirement age
ADC Telecommunications	ADCT	S&P 500	Technology	Communications equipment	3,287.9	70
Advanced Fibre Communications	AFCI	MidCap	Technology	Communications equipment	416.9	70
Aetna	AET	S&P 500	Health care	Health care (managed care)	26,347.0	70
AGL Resources	ATG	MidCap	Utilities	Natural gas-distribution-pipe line	1,068.6	70
Air Products and Chemicals	APD	S&P 500	Basic materials	Chemicals	5,020.1	71
Airborne	ABF	MidCap	Transportation	Air freight	3,140.2	72
AK Steel Holding	AKS	MidCap	Basic materials	Steel	4,611.5	70
Albertson's	ABS	S&P 500	Consumer staples	Retail stores-food chains	37,478.1	70
Alleghany	Y	Not Super 1,500	Financials	Insurance-property-casualty	1,376.2	70
Allegheny Energy	AYE	S&P 500	Utilities	Electric companies	2,808.4	72
Allergan	AGN	S&P 500	Health care	Health care (drugs/pharmaceuticals)	1,625.5	70
Alliant Energy	LNT	MidCap	Utilities	Electric companies	2,198.0	70
Alliant Techsystems	ATK	SmallCap	Capital goods	Aerospace/defense	1,141.9	70
Allmerica Financial	AFC	MidCap	Financials	Insurance-property-casualty	3,145.2	72
Allstate	ALL	S&P 500	Financials	Insurance-property-casualty	26,959.0	70
Alltel	AT	S&P 500	Communication service	Telephone	7,067.0	70
Amcol International	ACO	Not Super 1,500	Basic materials	Construction	552.1	70
Ameren	AEE	S&P 500	Utilities	Electric companies	3,855.8	72
America West Holdings	AWA	Not Super 1,500	Transportation	Airlines	2,210.9	72
American Express	AXP	S&P 500	Financials	Financial (diversified)	22,405.0	72
American Greetings	AM	S&P 500	Consumer-cyclicals	Consumer (jewelry/novelties)	2,175.2	72
American States Water	AWR	SmallCap	Utilities	Water utilities	173.4	72
Ameron International	AMN	Not Super 1,500	Consumer-cyclicals	Building materials group	545.1	72
Angelica	AGL	SmallCap	Consumer-cyclicals	Services (commercial/consumer)	462.9	72
AON	AOC	S&P 500	Financials	Insurance brokers	7,070.0	72
Applera	ABI	S&P 500	Health care	Health care (medical products/supplies)	1,388.1	70
Apria Healthcare Group	AHG	MidCap	Health care	Health care (specialized services)	1,014.2	72
Arctic Cat	ACAT	SmallCap	Consumer-cyclicals	Leisure time (products)	484.0	72
Artesyn Technologies	ATSN	SmallCap	Capital goods	Electrical equipment	690.1	70
Ashland	ASH	S&P 500	Energy	Oil and gas (refining and marketing)	8,042.0	72
Associated Banc-Corp	ASBC	MidCap	Financials	Banks (regional)	1,115.4	65
Astoria Financial	ASFC	MidCap	Financials	Savings and loan companies	1,583.2	75
Atmos Energy	ATO	SmallCap	Utilities	Natural gas-distribution-pipe line	850.2	70
Avista	AVA	SmallCap	Utilities	Electric companies	7,905.0	70
Avon Products	AVP	S&P 500	Consumer staples	Personal care	5,289.1	70
Aztar	AZR	SmallCap	Consumer-cyclicals	Gaming, lottery and parimutuel	800.3	70
Baker Hughes	BHI	S&P 500	Energy	Oil and gas (drilling and equipment)	4,546.7	70

Ball	BLL	S&P 500	Capital goods	Containers-metal and glass	3,584.2	70
Bank Of New York	BK	S&P 500	Financials	Banks (major regional)	6,070.0	70
Banknorth Group	BKNG	MidCap	Financials	Banks (regional)	1,037.1	72
Barnes Group	B	SmallCap	Capital goods	Manufacturing (diversified)	622.4	70
Bausch & Lomb	BOL	S&P 500	Health care	Health care (medical products/supplies)	1,756.1	70
BB&T	BBT	S&P 500	Financials	Banks (major regional)	3,877.1	70
Beckman Coulter	BEC	MidCap	Health care	Health care (medical products/supplies)	1,808.7	70
Becton Dickinson	BDX	S&P 500	Health care	Health care (medical products/supplies)	3,418.4	72
Belo	BLC	MidCap	Consumer-cyclicals	Publishing-newspapers	1,434.0	70
Bemis	BMS	S&P 500	Basic materials	Containers/packaging (paper)	2,164.6	70
Bethlehem Steel	BS	Not Super 1,500	Basic materials	Steel	4,196.6	70
Birmingham Steel	BIR	Not Super 1,500	Basic materials	Steel	932.5	75
Black & Decker	BDK	S&P 500	Consumer-cyclicals	Hardware and tools	4,560.8	70
Boeing	BA	S&P 500	Capital goods	Aerospace/defense	57,993.0	72
Boise Cascade	BCC	S&P 500	Basic materials	Paper and forest products	6,952.7	72
Bombay	BBA	Not Super 1,500	Consumer-cyclicals	Retail-specialty	421.5	71
Bowne	BNE	SmallCap	Consumer staples	Specialty printing	1,010.8	72
Briggs & Stratton	BGG	SmallCap	Capital goods	Manufacturing (specialized)	1,312.4	70
Bristol-Myers Squibb	BMY	S&P 500	Health care	Health care diversified	20,222.0	70
Brown-Forman	BFB	S&P 500	Consumer staples	Beverages-alcoholic	1,877.0	70
Brunswick	BC	S&P 500	Consumer-cyclicals	Leisure time (products)	4,283.8	70
Burlington Industries	BUR	Not Super 1,500	Consumer-cyclicals	Textiles (specialty)	1,620.2	70
Burlington Northern Santa Fe	BNI	S&P 500	Transportation	Railroads	9,100.0	72
Burlington Resources	BR	S&P 500	Energy	Oil and gas (exploration/production)	3,147.0	71
C&D Technologies	CHP	SmallCap	Capital goods	Electrical equipment	465.6	70
Cabot	CBT	MidCap	Basic materials	Chemicals	1,695.0	70
Cabot Oil & Gas	COG	SmallCap	Energy	Oil and gas (exploration/production)	171.1	75
Cambrex	CBM	SmallCap	Basic materials	Chemicals specialty	481.4	72
Campbell Soup	CPB	S&P 500	Consumer staples	Foods	6,267.0	70
Carpenter Technology	CRS	MidCap	Basic materials	Steel	1,324.1	70
Caterpillar	CAT	S&P 500	Capital goods	Machinery-diversified	20,175.0	72
CenturyTel	CTL	S&P 500	Communication service	Telephone	1,676.7	72
Ceridian	CEN	S&P 500	Technology	Services (data processing)	1,342.3	70
Checkpoint Systems	CKP	SmallCap	Capital goods	Electrical equipment	370.5	70
ChemFirst	CEM	SmallCap	Basic materials	Chemicals	311.8	70
Chesapeake	CSK	SmallCap	Basic materials	Containers/packaging (paper)	1,162.0	70
Chevron	CHV	S&P 500	Energy	Oil (international/integrated)	31,538.0	72
Choice Hotels International	CHH	Not Super 1,500	Consumer-cyclicals	Services (commercial/consumer)	161.6	70
Cigna	CI	S&P 500	Health care	Health care (managed care)	18,781.0	70

Citigroup	C	S&P 500	Financials	Financial (diversified)	82,005.0	72
Clarcor	CLC	SmallCap	Capital goods	Manufacturing (diversified)	477.9	70
Cleco	CNL	MidCap	Utilities	Electric companies	768.2	72
Cleveland-Cliffs	CLF	SmallCap	Basic materials	Steel	430.1	72
CNF	CNF	MidCap	Transportation	Truckers	5,592.8	72
Coca-Cola	KO	S&P 500	Consumer staples	Beverages (non-alcoholic)	19,805.0	71
Coca-Cola Enterprises	CCE	S&P 500	Consumer staples	Beverages (non-alcoholic)	14,406.0	70
Colgate-Palmolive	CL	S&P 500	Consumer staples	Household prod (non-durable)	9,118.2	72
Compaq Computer	CPQ	S&P 500	Technology	Computers (hardware)	42,383.0	70
Compass Bancshares	CBSS	MidCap	Financials	Banks (regional)	1,488.7	70
Computer Sciences	CSC	S&P 500	Technology	Services (computer systems)	9,370.7	70
ConAgra Foods	CAG	S&P 500	Consumer staples	Foods	25,385.8	70
Cone Mills	COE	SmallCap	Consumer-cyclicals	Textiles (specialty)	617.7	72
Convergys	CVG	S&P 500	Consumer-cyclicals	Services (commercial/consumer)	1,762.9	68
Cooper Cameron	CAM	MidCap	Energy	Oil and gas (drilling and equipment)	1,386.7	70
Cooper Tire & Rubber	CTB	S&P 500	Consumer-cyclicals	Auto parts and equipment	2,196.3	70
Corn Products International	CPO	SmallCap	Basic materials	Agricultural products	1,865.1	70
Corning	GLW	S&P 500	Technology	Communications equipment	7,266.3	70
Covanta Energy	COV	MidCap	Consumer-cyclicals	Services (commercial/consumer)	994.7	72
Crompton	CK	MidCap	Basic materials	Chemicals specialty	2,092.4	70
CSX	CSX	S&P 500	Transportation	Railroads	10,811.0	70
Cullen/Frost Bankers	CFR	SmallCap	Financials	Banks (regional)	602.7	70
CVS	CVS	S&P 500	Consumer staples	Retail stores-drug store	18,098.3	70
Dean Foods	DF	MidCap	Consumer staples	Foods	4,440.4	70
Deere	DE	S&P 500	Capital goods	Machinery-diversified	13,137.0	70
Delta Air Lines	DAL	S&P 500	Transportation	Airlines	15,888.0	72
Deluxe	DLX	S&P 500	Consumer staples	Specialty printing	1,650.5	70
Dial	DL	MidCap	Consumer staples	Household prod (non-durable)	1,638.5	70
Diebold	DBD	MidCap	Capital goods	Manufacturing (specialized)	1,259.2	72
Donnelley (R.R.) & Sons	DNY	S&P 500	Consumer staples	Specialty printing	5,183.4	70
Dow Jones	DJ	S&P 500	Consumer-cyclicals	Publishing-newspapers	2,001.8	70
DTE Energy	DTE	S&P 500	Utilities	Electric companies	4,728.0	70
Du Pont (E.I.) de Nemours	DD	S&P 500	Basic materials	Chemicals	27,207.0	70
Dycom Industries	DY	MidCap	Capital goods	Engineering and construction	826.7	65
Eastman Chemical	EMN	S&P 500	Basic materials	Chemicals	4,590.0	70
Eastman Kodak	EK	S&P 500	Technology	Photography/imaging	14,089.0	70
Eaton	ETN	S&P 500	Capital goods	Manufacturing (diversified)	8,309.0	68
Ecolab	ECL	S&P 500	Basic materials	Chemicals specialty	2,080.0	70
Edison International	EIX	S&P 500	Utilities	Electric companies	9,670.0	72

Electronic Data Systems	EDS	S&P 500	Technology	Services (computer systems)	18,534.2	70
Emerson Electric	EMR	S&P 500	Capital goods	Electrical equipment	14,269.5	72
Enesco Group	ENC	SmallCap	Consumer-cyclicals	Consumer (jewelry/novelties)	384.0	72
Enron	ENE	S&P 500	Utilities	Natural gas-distribution-pipe line	40,112.0	72
Entergy	ETR	S&P 500	Utilities	Electric companies	10,016.1	70
Equifax	EFX	S&P 500	Technology	Services (data processing)	1,772.7	70
Equitable Resources	EQT	Not Super 1,500	Utilities	Natural gas-distribution-pipe line	1,062.7	75
Exxon Mobil	XOM	S&P 500	Energy	Oil (international/integrated)	206,083.0	70
Fannie Mae	FNM	S&P 500	Financials	Financial (diversified)	36,968.0	70
Federated Department Stores	FD	S&P 500	Consumer-cyclicals	Retail stores-dept stores	18,181.0	70
FedEx	FDX	S&P 500	Transportation	Air freight	18,256.9	72
Fifth Third Bancorp	FITB	S&P 500	Financials	Banks (major regional)	3,615.8	70
First BanCorp Puerto Rico	FBP	SmallCap	Financials	Banks (regional)	401.9	70
First Financial Bancorp	FFBC	Not Super 1,500	Financials	Banks (regional)	360.5	70
First Midwest Bancorp	FMBI	SmallCap	Financials	Banks (regional)	419.6	70
First Union	FTU	S&P 500	Financials	Banks (money center)	22,084.0	70
First Union	FTU	S&P 500	Financials	Banks (money center)	22,881.0	70
Fluor	FLR	S&P 500	Capital goods	Engineering and construction	12,417.4	72
Ford Motor	F	S&P 500	Consumer-cyclicals	Automobiles	170,064.0	70
Franklin Resources	BEN	S&P 500	Financials	Investment management	2,325.5	75
Freeport McMoRan Copper & Gold-Cl B	FCX	S&P 500	Basic materials	Metals mining	1,868.6	72
Fulton Financial	FULT	Not Super 1,500	Financials	Banks (regional)	481.7	70
Gannett	GCI	S&P 500	Consumer-cyclicals	Publishing-newspapers	5,260.2	70
Gap	GPS	S&P 500	Consumer-cyclicals	Retail specialty-apparel	13,673.5	72
Gardner Denver	GDI	SmallCap	Capital goods	Machinery-diversified	323.8	70
Gatx	GMT	MidCap	Transportation	Railroads	1,311.8	70
GenCorp	GY	SmallCap	Capital goods	Manufacturing (diversified)	1,071.0	70
General Dynamics	GD	S&P 500	Capital goods	Aerospace/defense	8,959.0	75
General Electric	GE	S&P 500	Capital goods	Electrical equipment	110,832.0	73
General Mills	GIS	S&P 500	Consumer staples	Foods	6,700.2	70
General Motors	GM	S&P 500	Consumer-cyclicals	Automobiles	178,763.0	70
Genesco	GCO	SmallCap	Consumer-cyclicals	Retail-specialty	573.7	71
Genuine Parts	GPC	S&P 500	Consumer-cyclicals	Auto parts and equipment	7,981.7	70
Georgia-Pacific	GP	S&P 500	Basic materials	Paper and forest products	17,796.0	72
Gillette	G	S&P 500	Consumer staples	Personal care	9,897.0	70
Global Marine	GLM	MidCap	Energy	Oil and gas (drilling and equipment)	1,039.8	72
Golden State Bancorp	GSB	Not Super 1,500	Financials	Savings and loan companies	4,546.6	70
GPU	GPU	S&P 500	Utilities	Electric companies	4,757.1	72
Graco	GGG	SmallCap	Capital goods	Manufacturing (diversified)	494.4	70

Grainger (W.W.)	GWW	S&P 500	Technology	Electronics (component distributors)	4,533.9	70
Granite Construction	GVA	MidCap	Capital goods	Engineering and construction	1,328.8	72
Great Lakes Chemical	GLK	S&P 500	Basic materials	Chemicals specialty	1,670.5	70
Guidant	GDT	S&P 500	Health care	Health care (medical products/supplies)	2,352.3	72
Guilford Mills	GFD	Not Super 1,500	Consumer-cyclicals	Textiles (apparel)	814.2	70
Halliburton	HAL	S&P 500	Energy	Oil and gas (drilling and equipment)	14,765.0	72
Hancock (John) Financial Services	JHF	Not Super 1,500	Financials	Insurance (life/health)	7,792.4	70
Handleman	HDL	Not Super 1,500	Consumer-cyclicals	Leisure time (products)	1,137.6	72
Harland (John H.)	JH	SmallCap	Consumer staples	Specialty printing	702.5	70
Harley-Davidson	HDI	S&P 500	Consumer-cyclicals	Leisure time (products)	2,585.7	70
Harris	HRS	MidCap	Technology	Communications equipment	1,955.1	72
Hasbro	HAS	S&P 500	Consumer-cyclicals	Leisure time (products)	4,232.3	72
Hawaiian Electric Industries	HE	MidCap	Utilities	Electric companies	1,523.3	72
HCA-Healthcare	HCA	S&P 500	Health care	Health care (hospital management)	16,657.0	72
Heinz (H.J.)	HNZ	S&P 500	Consumer staples	Foods	9,407.9	72
Hercules	HPC	S&P 500	Basic materials	Chemicals specialty	3,248.0	70
Hershey Foods	HSY	S&P 500	Consumer staples	Foods	4,221.0	70
Hibernia -Cl A	HIB	MidCap	Financials	Banks (regional)	1,268.3	72
Home Depot	HD	S&P 500	Consumer-cyclicals	Retail (building supplies)	38,434.0	70
Homestake Mining	HM	S&P 500	Basic materials	Gold/precious metals mining	690.9	70
Horace Mann Educators	HMN	MidCap	Financials	Insurance-property-casualty	775.4	72
Houghton Mifflin	HTN	MidCap	Consumer-cyclicals	Publishing	920.1	72
Household International	HI	S&P 500	Financials	Consumer finance	9,499.1	70
Huffy	HUF	SmallCap	Consumer-cyclicals	Leisure time (products)	561.0	70
Humana	HUM	S&P 500	Health care	Health care (managed care)	10,113.0	73
Huntington Bancshares	HBAN	S&P 500	Financials	Banks (major regional)	2,491.0	70
Hutchinson Technology	HTCH	SmallCap	Technology	Computers (peripherals)	580.3	70
Idacorp	IDA	MidCap	Utilities	Electric companies	658.3	70
Ikon Office Solutions	IKN	Not Super 1,500	Capital goods	Manufacturing (specialized)	5,507.8	70
Imation	IMN	MidCap	Technology	Photography/imaging	1,234.9	70
IMC Global	IGL	MidCap	Basic materials	Chemicals	2,369.3	70
Ingersoll-Rand	IR	S&P 500	Capital goods	Machinery-diversified	7,666.7	70
Intel	INTC	S&P 500	Technology	Electronics-semiconductors	33,726.0	72
Intermet	INMT	SmallCap	Consumer-cyclicals	Auto parts and equipment	956.8	70
International Flavors & Fragrances	IFF	S&P 500	Basic materials	Chemicals specialty	1,439.5	72
International Paper	IP	S&P 500	Basic materials	Paper and forest products	24,573.0	70
ITT Industries	ITT	S&P 500	Capital goods	Manufacturing (diversified)	4,632.2	72
Jefferson-Pilot	JP	S&P 500	Financials	Insurance (life/health)	2,561.0	72
Johnson & Johnson	JNJ	S&P 500	Health care	Health care diversified	27,471.0	72

Johnson Controls	JCI	S&P 500	Capital goods	Manufacturing (diversified)	16,139.4	70
Kansas City Southern Industries	KSU	Not Super 1,500	Financials	Investment management	1,813.7	72
Kellogg	K	S&P 500	Consumer staples	Foods	6,954.7	72
Kerr-McGee	KMG	S&P 500	Energy	Oil and gas (exploration/production)	2,696.0	70
KeyCorp	KEY	S&P 500	Financials	Banks (major regional)	7,649.0	70
Kimberly-Clark	KMB	S&P 500	Consumer staples	Household prod (non-durable)	13,006.8	68
Kinder Morgan	KMI	S&P 500	Utilities	Natural gas-distribution-pipe line	1,745.5	72
Kmart	KM	S&P 500	Consumer-cyclicals	Retail stores-general merchandise chain	35,925.0	70
Laclede Gas	LG	SmallCap	Utilities	Natural gas-distribution-pipe line	566.1	72
Lilly (Eli)	LLY	S&P 500	Health care	Health care (drugs/pharmaceuticals)	9,912.9	72
Lincoln National	LNC	S&P 500	Financials	Insurance (life/health)	6,851.9	70
Liz Claiborne	LIZ	S&P 500	Consumer-cyclicals	Textiles (apparel)	2,806.5	71
Lockheed Martin	LMT	S&P 500	Capital goods	Aerospace/defense	25,530.0	70
Lone Star Technologies	LSS	Not Super 1,500	Basic materials	Steel	353.4	70
Louisiana-Pacific	LPX	S&P 500	Basic materials	Paper and forest products	2,932.8	70
Lubrizol	LZ	MidCap	Basic materials	Chemicals specialty	1,748.0	69
Luby's	LUB	SmallCap	Consumer staples	Restaurants	493.4	70
Lyondell Chemical	LYO	MidCap	Basic materials	Chemicals	4,036.0	72
Magnetek	MAG	SmallCap	Capital goods	Electrical equipment	293.6	72
Marriott International	MAR	S&P 500	Consumer-cyclicals	Lodging-hotels	8,739.0	70
Marsh & McLennan	MMC	S&P 500	Financials	Insurance brokers	9,157.0	72
MBIA	MBI	S&P 500	Financials	Insurance-property-casualty	964.4	70
McCormick	MKC	MidCap	Consumer staples	Foods	2,123.5	70
McDermott International	MDR	S&P 500	Capital goods	Engineering and construction	1,891.1	70
McDonald's	MCD	S&P 500	Consumer staples	Restaurants	14,243.0	73
McGraw-Hill	MHP	S&P 500	Consumer-cyclicals	Publishing	3,992.0	70
McKesson HBOC	MCK	S&P 500	Consumer staples	Distributors (food and health)	36,712.5	72
Mead	MEA	S&P 500	Basic materials	Paper and forest products	4,368.1	70
Medtronic	MDT	S&P 500	Health care	Health care (medical products/supplies)	5,014.6	70
Mellon Financial	MEL	S&P 500	Financials	Banks (major regional)	5,986.0	70
Mercantile Bankshares	MRBK	MidCap	Financials	Banks (regional)	772.0	70
Merck	MRK	S&P 500	Health care	Health care (drugs/pharmaceuticals)	32,714.0	70
Merrill Lynch	MER	S&P 500	Financials	Investment banking/brokerage	34,879.0	70
Metlife	MET	S&P 500	Financials	Insurance (life/health)	25,426.0	72
MGIC Investment	MTG	S&P 500	Financials	Insurance-property-casualty	999.4	70
Miller (Herman)	MLHR	MidCap	Capital goods	Office equipment and supplies	2,236.2	70
Minnesota Mining & Manufacturing	MMM	S&P 500	Capital goods	Manufacturing (diversified)	16,724.0	70
Modine Manufacturing	MODI	MidCap	Consumer-cyclicals	Auto parts and equipment	1,139.3	70
Mony Group	MNY	MidCap	Financials	Insurance (life/health)	1,245.6	70

Morgan Stanley Dean Witter	MWD	S&P 500	Financials	Financial (diversified)	33,928.0	70
Motorola	MOT	S&P 500	Technology	Communications equipment	30,931.0	70
Murphy Oil	MUR	MidCap	Energy	Oil and gas (exploration/production)	2,036.8	72
National Data	NDC	SmallCap	Technology	Services (data processing)	685.7	not disclosed
National Semiconductor	NSM	S&P 500	Technology	Electronics-semiconductors	2,139.9	70
Nelson (Thomas)	TNM	SmallCap	Consumer-cyclicals	Publishing	298.0	71
Network Equipment Technologies	NWK	SmallCap	Technology	Computers (networking)	225.7	72
New York Community Bancorp	NYCB	SmallCap	Financials	Savings and loan companies	183.0	80
New York Times -Cl A	NYT	S&P 500	Consumer-cyclicals	Publishing-newspapers	3,489.5	75
Newmont Mining	NEM	S&P 500	Basic materials	Gold/precious metals mining	1,554.9	72
Niagara Mohawk Holdings	NMK	S&P 500	Utilities	Electric companies	4,539.3	70
Nike -Cl B	NKE	S&P 500	Consumer-cyclicals	Footwear	9,488.8	72
Noble Affiliates	NBL	MidCap	Energy	Oil and gas (exploration/production)	886.8	70
Norfolk Southern	NSC	S&P 500	Transportation	Railroads	5,254.0	72
Northeast Utilities	NU	MidCap	Utilities	Electric companies	5,876.6	70
Northrop Grumman	NOC	S&P 500	Capital goods	Aerospace/defense	7,618.0	70
Northwest Airlines	NWAC	Not Super 1,500	Transportation	Airlines	11,415.0	70
Northwest Natural Gas	NWN	SmallCap	Utilities	Natural gas-distribution-pipe line	532.1	72
Novell	NOVL	S&P 500	Technology	Computers software/services	1,161.7	70
Novellus Systems	NVLS	S&P 500	Technology	Equipment (semiconductor)	1,173.7	70
NSTAR	NST	MidCap	Utilities	Electric companies	1,851.4	70
Nuevo Energy	NEV	SmallCap	Energy	Oil and gas (exploration/production)	242.3	70
NUI	NUI	SmallCap	Utilities	Natural gas-distribution-pipe line	828.2	72
Occidental Petroleum	OXY	S&P 500	Energy	Oil (domestic integrated)	7,610.0	72
Ocean Energy	OEI	MidCap	Energy	Oil and gas (exploration/production)	1,073.6	70
OGE Energy	OGE	MidCap	Utilities	Electric companies	2,172.4	70
Omnova Solutions	OMN	SmallCap	Basic materials	Chemicals specialty	767.4	70
Oneok	OKE	S&P 500	Utilities	Natural gas-distribution-pipe line	6,642.9	70
Pacific Century Financial	BOH	MidCap	Financials	Banks (regional)	1,307.0	70
Pactiv	PTV	S&P 500	Basic materials	Containers/packaging (paper)	3,134.0	75
Paxar	PXR	SmallCap	Capital goods	Manufacturing (specialized)	645.4	72
Penney (J.C.)	JCP	S&P 500	Consumer-cyclicals	Retail stores-dept stores	32,510.0	70
Peoples Energy	PGL	S&P 500	Utilities	Natural gas-distribution-pipe line	1,194.4	70
PerkinElmer	PKI	S&P 500	Technology	Electronics (instrument.)	1,363.1	70
Pfizer	PFE	S&P 500	Health care	Health care (drugs/pharmaceuticals)	16,204.0	70
PG&E	PCG	S&P 500	Utilities	Electric companies	20,820.0	70
Pharmacia	PHA	S&P 500	Health care	Health care (drugs/pharmaceuticals)	9,146.0	70
Philadelphia Suburban	PSC	SmallCap	Utilities	Water utilities	275.5	70
Phillips Petroleum	P	S&P 500	Energy	Oil (domestic integrated)	13,571.0	70

Phillips-Van Heusen	PVH	SmallCap	Consumer-cyclicals	Textiles (apparel)	1,455.5	69
Piedmont Natural Gas	PNY	SmallCap	Utilities	Natural gas-distribution-pipe line	686.5	72
Pinnacle West Capital	PNW	S&P 500	Utilities	Electric companies	3,690.2	70
Pitney Bowes	PBI	S&P 500	Capital goods	Office equipment and supplies	4,432.6	70
PNC Financial Services Group	PNC	S&P 500	Financials	Banks (major regional)	7,623.0	70
Popular	BPOP	Not Super 1,500	Financials	Banks (regional)	2,224.6	72
Pollatch	PCH	S&P 500	Basic materials	Paper and forest products	1,676.8	72
Polomac Electric Power	POM	MidCap	Utilities	Electric companies	2,623.9	70
PPG Industries	PPG	S&P 500	Basic materials	Chemicals-diversified	8,629.0	70
Precision Castparts	PCP	MidCap	Capital goods	Aerospace/defense	1,673.7	72
Progress Energy	PGN	S&P 500	Utilities	Electric companies	4,118.9	70
Protective Life	PL	MidCap	Financials	Insurance (life/health)	1,533.9	70
Provident Bankshares	PBKS	SmallCap	Financials	Banks (regional)	413.4	70
Public Service Enterprise Group	PEG	S&P 500	Utilities	Electric companies	6,497.0	70
Questar	STR	MidCap	Utilities	Natural gas-distribution-pipe line	924.2	72
Radian Group	RDN	MidCap	Financials	Insurance-property-casualty	552.8	70
RadioShack	RSH	S&P 500	Consumer-cyclicals	Retail (computers/electrons)	4,126.2	70
Ralcorp Holdings	RAH	SmallCap	Consumer staples	Foods	636.6	70
Ralston Purina	RAL	S&P 500	Consumer staples	Foods	4,720.5	70
Raytheon -Cl B	RTNB	S&P 500	Technology	Electronics defense	20,041.0	70
Reader's Digest Association -Cl A	RDA	MidCap	Consumer-cyclicals	Publishing	2,553.7	70
Regions Financial	RGBK	S&P 500	Financials	Banks (major regional)	3,758.5	70
Reliant Energy	REI	S&P 500	Utilities	Electric companies	15,302.8	70
Rockwell International	ROK	S&P 500	Capital goods	Electrical equipment	7,043.0	72
Roper Industries	ROP	SmallCap	Capital goods	Manufacturing (specialized)	503.8	70
Rouse	RSE	Not Super 1,500	Consumer-cyclicals	Homebuilding	792.1	70
RTI International Metals	RTI	SmallCap	Capital goods	Metal fabricators	243.3	72
Ruby Tuesday	RI	SmallCap	Consumer staples	Restaurants	797.5	70
Ruddick	RDK	MidCap	Consumer staples	Retail stores-food chains	2,624.8	71
Ryland Group	RYL	SmallCap	Consumer-cyclicals	Homebuilding	2,009.3	70
Safeco	SAFC	S&P 500	Financials	Insurance-property-casualty	6,717.1	72
Scana	SCGa	MidCap	Utilities	Electric companies	1,650.0	70
Schering-Plough	SGP	S&P 500	Health care	Health care (drugs/pharmaceuticals)	9,176.0	72
Schweitzer-Mauduit International	SWM	SmallCap	Consumer staples	Tobacco	504.4	68
Sears, Roebuck	S	S&P 500	Consumer-cyclicals	Retail stores-general merchandise chain	41,071.0	72
Sempra Energy	SRE	S&P 500	Utilities	Natural gas-distribution-pipe line	5,360.0	not disclosed
ServiceMaster	SVM	Not Super 1,500	Basic materials	Agricultural products	5,703.5	70
Sherwin-Williams	SHW	S&P 500	Consumer-cyclicals	Retail (building supplies)	5,003.8	70
Smith (A.O.)	AOS	SmallCap	Capital goods	Electrical equipment	1,247.9	70

Solutia	SOI	MidCap	Basic materials	Chemicals	3,185.0	70
South Financial Group	TSFG	SmallCap	Financials	Banks (regional)	256.0	70
Southwest Airlines	LUV	S&P 500	Transportation	Airlines	5,649.6	72
Southwest Gas	SWX	SmallCap	Utilities	Natural gas-distribution-pipe line	936.9	72
Sovereign Bancorp	SVRN	MidCap	Financials	Savings and loan companies	1,737.7	70
Spherion	SFN	SmallCap	Consumer staples	Services (employment)	3,740.8	70
Sprint	FON	S&P 500	Communication service	Telephone long distance	17,688.0	70
St. Jude Medical	STJ	S&P 500	Health care	Health care (medical products/supplies)	1,114.5	72
St. Paul	SPC	S&P 500	Financials	Insurance-property-casualty	7,569.0	70
StanCorp Financial Group	SFG	Not Super 1,500	Financials	Insurance (multi-line)	1,234.5	70
Standex International	SXI	SmallCap	Capital goods	Manufacturing (diversified)	637.0	72
Stanley Works	SWK	S&P 500	Consumer-cyclicals	Hardware and tools	2,748.9	70
Steelcase	SCS	Not Super 1,500	Capital goods	Office equipment and supplies	3,885.8	75
Stewart & Stevenson Services	SSSS	MidCap	Capital goods	Manufacturing (diversified)	1,153.2	73
Storage Technology	STK	MidCap	Technology	Computers (peripherals)	2,060.2	70
Stride Rite	SRR	SmallCap	Consumer-cyclicals	Footwear	572.7	72
Sunoco	SUN	S&P 500	Energy	Oil and gas (refining and marketing)	8,306.0	72
SunTrust Banks	STI	S&P 500	Financials	Banks (major regional)	8,619.0	70
SuperValu	SVU	S&P 500	Consumer staples	Distributors (food and health)	23,194.3	70
Susquehanna Bancshares	SUSQ	SmallCap	Financials	Banks (regional)	336.4	72
Target	TGT	S&P 500	Consumer-cyclicals	Retail stores-general merchandise chain	36,903.0	68
TCF Financial	TCB	MidCap	Financials	Banks (regional)	1,155.5	70
Tektronix	TEK	S&P 500	Technology	Electronics (instrument.)	1,120.6	70
Teledyne Technologies	TDY	SmallCap	Capital goods	Aerospace/defense	795.1	72
Temple-Inland	TIN	S&P 500	Basic materials	Containers/packaging (paper)	3,682.0	72
Tenet Healthcare	THC	S&P 500	Health care	Health care (hospital management)	11,414.0	72
Tenneco Automotive	TEN	SmallCap	Consumer-cyclicals	Auto parts and equipment	3,279.0	72
Texas Instruments	TXN	S&P 500	Technology	Electronics-semiconductors	9,468.0	70
Thermo Electron	TMO	S&P 500	Capital goods	Manufacturing (diversified)	2,280.5	70
Tidewater	TDW	MidCap	Energy	Oil and gas (drilling and equipment)	616.7	75
Tiffany	TIF	S&P 500	Consumer-cyclicals	Retail-specialty	1,668.1	72
TJX	TJX	S&P 500	Consumer-cyclicals	Retail specialty-apparel	8,795.3	70
Torchmark	TMK	S&P 500	Financials	Insurance (life/health)	2,226.9	78
Toys 'R' Us	TOY	S&P 500	Consumer-cyclicals	Retail-specialty	11,862.0	72
Tribune	TRB	S&P 500	Consumer-cyclicals	Publishing-newspapers	3,221.9	72
TrustCo Bank/NY	TRST	SmallCap	Financials	Banks (regional)	182.6	75
TRW	TRW	S&P 500	Consumer-cyclicals	Auto parts and equipment	16,969.0	72
Tupperware	TUP	S&P 500	Consumer staples	Housewares	1,043.8	70
U.S. Bancorp	USB	Not Super 1,500	Financials	Banks (regional)	8,435.4	67

UCAR International	UCR	MidCap	Basic materials	Steel	776.0	74
UIL Holdings	UIL	SmallCap	Utilities	Electric companies	865.9	70
Union Pacific	UNP	S&P 500	Transportation	Railroads	11,878.0	72
Union Planters	UPC	S&P 500	Financials	Banks (major regional)	2,810.6	70
UnionBanCal	UB	Not Super 1,500	Financials	Banks (regional)	2,748.7	70
Unisys	UIS	S&P 500	Technology	Computers software/services	6,885.0	70
Universal	UVV	MidCap	Basic materials	Agricultural products	3,402.0	70
Unova	UNA	Not Super 1,500	Capital goods	Manufacturing (specialized)	1,837.8	72
UnumProvident	UNM	S&P 500	Financials	Insurance (life/health)	9,432.3	72
USA Education	SLM	S&P 500	Financials	Financial (diversified)	4,166.3	not disclosed
USG	USG	MidCap	Consumer cyclicals	Building materials group	3,781.0	70
USX Marathon	MRO	S&P 500	Energy	Oil (domestic integrated)	20,239.0	72
Venator Group	Z	Not Super 1,500	Consumer-cyclicals	Retail-specialty	4,647.0	72
Verizon Communications	VZ	S&P 500	Communication service	Telephone	33,174.0	70
VF	VFC	S&P 500	Consumer-cyclicals	Textiles (apparel)	5,551.6	70
Vulcan Materials	VMC	S&P 500	Basic materials	Construction	2,491.7	70
Wachovia	WB	S&P 500	Financials	Banks (major regional)	6287.8	67
Waddell & Reed Financial CL A	WDR	MidCap	Financials	Investment banking/brokerage	356.7	73
Warnaco Group CL A	WAC	Not Super 1,500	Consumer-cyclicals	Textiles (apparel)	2,114.2	76
Washington Mutual	WM	S&P 500	Financials	Savings and loan companies	13,571.2	72
Washington Post CL B	WPO	MidCap	Consumer cyclicals	Publishing-newspapers	2,215.6	75
Waste Management	WMI	S&P 500	Capital goods	Waste management	12,492.0	70
Wausau Mosinee Paper	WMO	MidCap	Basic materials	Paper and forest products	944.6	70
Wellman	WLM	SmallCap	Consumer-cyclicals	Textiles (specialty)	935.4	70
Westvaco	W	S&P 500	Basic materials	Paper and forest products	2,801.8	72
Weyerhaeuser	WY	S&P 500	Basic materials	Paper and forest products	12,262.0	72
Wiley (John) & Sons CL A	JWA	Not Super 1,500	Consumer-cyclicals	Publishing	594.8	70
Willamette Industries	WLL	S&P 500	Basic materials	Paper and forest products	4,651.8	72
Williams	WMB	S&P 500	Utilities	Natural gas distribution-pipe line	8,593.1	72
Wilmington Trust	WL	MidCap	Financials	Banks (regional)	653.6	69
Winn Dixie Stores	WIN	S&P 500	Consumer staples	Retail stores-food chains	13,697.5	70
Wisconsin Energy	WEC	MidCap	Utilities	Electric companies	2,272.6	70
Wolverine Tube	WLV	SmallCap	Capital goods	Metal fabricators	645.8	70
Xcel Energy	XEL	S&P 500	Utilities	Electric companies	2,869.0	70
Xerox	XRX	S&P 500	Technology	Photography/imaging	18,701.0	70
Xtra	XTR	Not Super 1,500	Consumer-cyclicals	Services (commercial/consumer)	464.0	79
Yellow	YELL	SmallCap	Transportation	Truckers	3,226.8	70

ATTACHMENT L

GOETZ & MADY-GROVE, LLP

ERNEST A. GOETZ, JR. (egoetz@goetzmady.com)
THERESA MADY-GROVE (tmady-grove@goetzmady.com)

KENNETH A. HOFFMANN (khoffmann@goetzmady.com)

100 JERICHO QUADRANGLE, SUITE 333
JERICHO, NEW YORK 11753
TELEPHONE (516) 935-7000
TELECOPIER(516) 935-9537
website:http://www.lawyers.com/gmglaw

Certified Mail Return Receipt Requested

November 9, 2001

Frederick J. Tedeschi, Esq.
Attorney at Law
2555 Youngs Avenue
Southhold, N.Y. 11971

Dear Mr. Tedeschi:

I represent Bridge Bancorp, Inc. (the "Company") which has today filed a letter with the Securities and Exchange Commission advising that it is omitting from the Company's 2001 proxy materials for its April 2002 annual meeting the proposal submitted with your October 9, 2001 letter (the "Proposal") to amend the by-laws of the Company and the Bank to eliminate the under age 70 director qualification requirement. A copy of the letter to the SEC and all attachments is enclosed.

Please note that the Company's basis for omission of the proposal is Rule 14a-8(i)(3) because the Proposal contains materially false and misleading statements, thereby violating Rule 14a-9, as more fully discussed in the letter.

While the Company is proceeding on the basis of Rule 14a-8(i)(3), it specifically reserves the right to rely upon Rule 14a-8(i)(4) or Rule 14a-8(i)(8) in the future if additional facts come to light to indicate that your submission of the Proposal is actually based on your desire to redress a personal grievance and/or to be elected to the board of directors of the Company. Indeed it should be noted that the Office of the Comptroller of the Currency, in responding to your recent letter, was under the impression that you were applying to become a member of the board of directors of the Bank.

The Company has requested that if you feel the need to communicate further regarding the Proposal, you do so through my office.

Very truly yours,

GOETZ & MADY-GROVE, LLP

By: ______________________
Ernest A. Goetz, Jr.

EAG:kkw
enclosure

cc: Ms. Janet T. Verneiulle, CPA (w/enc)

FREDERICK J. TEDESCHI
Attorney at Law
2555 Youngs Avenue
Southold, NY 11971
631-765-3524
631-765-4172 (fax)
tedeschi@optonline.net

ADDRESS MAIL TO:
P.O. Box 321
Greenport, NY 11944

October 9, 2001

Mr. Thomas Tobin
President and CEO
Bridge Bancorp INC.
and Bridgehampton National Bank
2200 Montauk Highway, P.O. Box 3005
Bridgehampton, N. Y. 11932

Dear Mr. Tobin:

As the owner of 147,775 shares of Bridge Bancorp Inc. I enclose herewith a resolution which I request be included in the agenda for the next stockholders annual meeting.

Very truly yours,

Frederick J. Tedeschi

FJT/a
Enclosure

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

WHEREAS, discrimination by reason of age, sex, gender, color, religion or place of birth is abhorent to the American ideals and the American way of life and,

WHEREAS, every person should be desirous of eliminating any such discrimination and,

WHEREAS, the Bridge Bancorp Inc. and the Bridgehampton National Bank in their by-laws have for many years prohibited any person who has reached the age of seventy (70) years from serving on the Board of Directors of those respective corporations and,

WHEREAS, it is the movant's strong feeling that such a policy constitutes a discrimination against such persons of the age of seventy (70) years and therefore is discrimination against the aged,

NOW, THEREFORE, be it resolved that both the Bridge Bancorp Inc. and the Bridgehampton National Bank repeal any and all such age restrictions whether it be in their by-laws and/or other rules of corporate conduct and any provision of the by-laws of Bridge Bancorp Inc. and Bridgehampton National Bank that prohibits persons seventy (70) years of age or older from serving on their respective Boards of Directors be and the same is hereby repealed and declared null and void.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 11, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bridge Bancorp, Inc.
Incoming letter dated November 9, 2001

The proposal seeks to repeal and declare null and void any restrictions that prohibit persons who have reached the age of seventy years from serving on Bridge Bancorp's board of directors.

We are unable to concur in your view that Bridge Bancorp may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bridge Bancorp may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel